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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02006035

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 36527 |

FEB 22 2002

143

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Geneve International Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4400 MaCarthur Suite 100
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Abbondante 949-752-4800
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Paul Abbondante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geneve International Corporation, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 31 day of Dec, 2001

K. Baughman
Notary Public

Paul Abbondante
Signature

CFO
Title



K. BAUGHMAN
Comm. # 1245020
NOTARY PUBLIC-CALIFORNIA
Orange County
My Comm. Expires Dec. 7, 2003


This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Genève International Corporation

I have audited the accompanying statements of financial condition of Genève International Corporation as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genève International Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 4, 2002

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

**Genève International Corporation**
**Statement of Financial Condition**
**December 31, 2001**

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 5,830 |
| Receivable from customers | 2,450 |
| Furniture & equipment, net of $9,855 accumulated depreciation | - |
| Securities, not readily marketable | 3,300 |
| **Total assets** | $ 11,580 |

## Liabilities and Stockholder's Equity

| | |
|---|---|
| **Liabilities** | |
| Accounts payable & accrued expenses | $ - |
| **Total liabilities** | - |
| **Stockholder's equity** | |
| Common stock, 100,000 shares authorized, no par value, 12,750 shares issued and outstanding | 12,750 |
| Additional paid-in capital | 64,214 |
| Retained earnings (deficit) | (65,384) |
| **Total stockholder's equity** | 11,580 |
| **Total liabilities and stockholder's equity** | $ 11,580 |

The accompanying notes are an integral part of these financial statements.

**Genève International Corporation**
**Statement of Operations**
**For the year ended December 31, 2001**

| | |
|---|---|
| **Revenue** | |
| Management fees | $ 12,000 |
| Interest income | 189 |
| **Total revenue** | 12,189 |
| **Expenses** | |
| Management fees | 3,000 |
| Taxes, other than income taxes | 4,695 |
| Other operating expenses | 31,139 |
| **Total expenses** | 38,834 |
| **Net income (loss) before income tax provision** | (26,645) |
| **Income tax provision** | |
| Income tax provision | 800 |
| **Total income tax provision** | 800 |
| **Net income (loss)** | $ (27,445) |

The accompanying notes are an integral part of these financial statements.

**Genève International Corporation**
**Statement of Changes in Stockholder's Equity**
**For the year ended December 31, 2001**

| | Common Stock | Additional Paid-in Capital | Retained (Deficit) | Total |
|---|---|---|---|---|
| Balance on January 1, 2001 | $ 12,750 | $ 64,214 | $ (37,939) | $ 39,025 |
| Net income (loss) | - | - | (27,445) | (27,445) |
| Balance on December 31, 2001 | $ 12,750 | $ 64,214 | $ (65,384) | $ 11,580 |

The accompanying notes are an integral part of these financial statements.

**Genève International Corporation**
**Statement of Cash Flows**
**For the year ended December 31, 2001**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income (loss) | | $ (27,445) |
| Adjustments to reconcile net cash and cash equivalents used by operating activities | | |
| Allowance for bad debts | $ 29,000 | |
| (Increase) decrease in: | | |
| Receivable from customer | (1,450) | |
| (Decrease) increase in: | | |
| Accounts payable | (1,250) | |
| Total adjustments | | 26,300 |
| **Net cash and cash equivalents used by operating activities** | | (1,145) |
| **Cash flows from investing activities:** | | – |
| **Cash flows from financing activities:** | | – |
| **Net decrease in cash and cash equivalents** | | (1,145) |
| **Cash and cash equivalents at beginning of year** | | 6,975 |
| **Cash and cash equivalents at end of year** | | $ 5,830 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for | | |
| Interest | $ - | |
| Income taxes | $ 800 | |

The accompanying notes are an integral part of these financial statements.

**Genève International Corporation**
**Notes to Financial Statements**
**For the year ended December 31, 2001**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Genève International Corporation (the "Company") is a California Corporation organized in March 1997, and operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company operates from its offices in Newport Beach, California.

The Company became a wholly-owned subsidiary of Laguna Beach Asset Management (the "Parent") in a purchase transaction concluded on August 13, 1999.

The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The customer's accounts are carried by a clearing broker.

The Company received 100% of its management fee revenue from its parent Laguna Beach Asset Management.

*Summary of Significant Accounting Principles*

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

The Company receives management fees on a monthly basis, for general consulting services provided on an as needed basis to the Parent.

Investment banking revenues include fees earned from providing private placement advisory services. Revenue is recognized when services are billed.

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in net deferred tax assets or liabilities between years.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

**Note 2: SECURITIES, NOT READILY MARKETABLE**

The not readily marketable securities are valued at cost. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum.

**Note 3: TRANSACTIONS WITH AFFILIATED COMPANY**

The Company is a party to a management agreement with the Parent whereby the Parent provides office space, furniture and equipment, management services, and pays certain operating expenses on behalf of the Company. The Company reimburses the Parent for operating expenses and pays the Parent a management fee of up to 90% of the Company's net income, provided the withdrawal is not in violation of NASD regulations regarding net capital requirements. During the year ended December 31, 2001, the Company paid $3,000 in management fees to the Parent.

Additionally, the Company receives a monthly retainer for general consulting services from the Parent. For the year ended December 31, 2001, the Company received $12,000 for management fees from the Parent.

## Note 4: INCOME TAXES

For the year ended December 31, 2001 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2001, unused operating loss carry forwards, which may be applied against future taxable income.

| Amount of unused operating loss carry forwards | Expiration during year ended December 31 |
|---|---|
| $ 24,218 | 2018 |
| 1,970 | 2019 |
| 27,445 | 2020 |
| $ 53,633 | |

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

## Note 5: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2001, the Company's net capital of $7,171 exceeded the minimum net capital requirement by $2,171; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable, as the Company has no aggregate indebtedness, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

**Genève International Corporation**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2001**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholder's equity** | | |
| Common stock | $ 12,750 | |
| Additional paid-in capital | 64,214 | |
| Retained earnings (deficit) | (65,384) | |
| **Total stockholder's equity** | | $ 11,580 |
| Less: Non allowable assets | | |
| Accounts receivable | (1,000) | |
| Furniture & equipment, net | - | |
| Securities, not readily marketable | (3,300) | |
| Total adjustments | | (4,300) |
| Net capital before haircuts | | 7,280 |
| Less: Haircuts | | |
| Money market funds | (109) | |
| Total Haircuts | | (109) |
| **Net Capital** | | 7,171 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ N/A | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | 5,000 |
| **Excess net capital** | | $ 2,171 |
| Ratio of aggregate indebtedness to net capital | N/A | |

There was a $109 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2001. The $109 difference is the haircut calculations on the money market funds.

**Genève International Corporation**
**Schedule II - Computation for Determination of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2001**

A computation of reserve requirement is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.

**Genève International Corporation**
**Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3**
**As of December 31, 2001**

Information relating to possession or control requirements is not applicable to Genève International Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2).

See independent auditor's report.


RECEIVED
FEB 2 2
148

**Genève International Corporation**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2001**

**Geneve International Corporation**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2001**

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Geneve International Corporation

In planning and performing my audit of the financial statements of Geneve International Corporation for the year ended December 31, 2001, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Geneve International Corporation including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 4, 2002